Exhibit 99.1

Descartes Extends Reach of Global Logistics Network With

Acquisition of ViaSafe

Descartes’ Global Logistics Network customers gain access to electronic cross-border and customs filing service

WATERLOO, ONTARIO, April 10, 2006 — The Descartes Systems Group Inc. (Nasdaq: DSGX) (TSX: DSG), a leading provider of on-demand, software-as-a-service (SaaS) delivery management solutions for transportation, logistics, manufacturing, retail distribution and service provider enterprises, today announced that it has acquired Ottawa-based ViaSafe Inc., a privately-held provider of secure electronic logistics services for global trade.

The acquisition broadens the regulatory and compliance services that are delivered through Descartes’ Global Logistics Network™ to include ViaSafe’s ViaTrade™ service. ViaTrade helps carriers and logistics services providers, across all modes of transportation, negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. Through ViaTrade’s electronic filings, ViaSafe aims to help customers move goods across borders more quickly and less expensively, thereby turning these new requirements into a competitive advantage.

“We’ve worked with ViaSafe over the past two years and have seen the value their cross-border and regulatory compliance services bring to members of the Descartes Global Logistics Network,” said Arthur Mesher, CEO of Descartes. “ViaSafe and Descartes share a similar recurring revenue business model, profit discipline and vision for delivering value to customers. With this, it made sense to combine our companies to deliver enhanced value to Descartes’ shareholders and to our respective customers.”

“The next logical extension to comprehensively deliver value to our customers was to become part of a larger network that helps our customers successfully meet international transportation and logistics challenges,” said Wael Aggan, CEO of ViaSafe and now a Senior Vice President at Descartes. “Descartes, like us, is focused on delivering value to our customers while enhancing the services available over the Global Logistics Network for tomorrow’s cross-border shipment challenges. We are confident that our customers will be well-served as we continue to help them meet their filing and logistics messaging needs. Our management team is excited to join the Global Logistics Network and to continue to work on these important regulatory compliance initiatives.”

“Regulatory initiatives mandating electronic filings with customs authorities require companies moving air, ocean and truck freight to automate their processes to remain compliant and competitive,” said Edward Ryan, General Manager, Global Logistics Network. “These initiatives include the Automated Commercial Environment (ACE) and Automated Manifest System (AMS) in the United States, and the Advance Commercial Information (ACI) initiative in Canada. ViaSafe’s services help our Global Logistics Network customers meet these challenges, and help customs authorities gain timely access to shipping information without disrupting the flow of trade.”

Descartes anticipates providing further details in respect of the acquisition when it reports its financial results for the quarter ending April 30, 2006, currently anticipated to be in late-May 2006.

About ViaSafe

ViaSafe is a leading provider of integrated global trade services offering collaborative, security-compliant solutions. ViaSafe’s ViaTrade services enable rapid, secure, and accurate transactions by connecting trading partners and government agencies throughout the international supply chain. ViaSafe is a participant in the US Customs Trade Partnership Against Terrorism (C-TPAT), the Canadian Partners in Protection (PIP). ViaSafe’s technology is endorsed in accordance with federal security requirements in both the U.S. and Canada.ViaSafe has approximately 50 employees and is based in Ottawa, Ontario. Visit www.viasafe.com for more information.

About The Global Logistics Network

The Descartes Global Logistics Network, one of the world’s largest multimodal networks of transportation providers, logistics services providers (LSPs) and their customers, facilitates the exchange of logistics information and provides services that leverage that information. Services available on the GLN help transportation providers and LSPs better manage their book-to-bill process, optimize performance, gain visibility over shipments and effectively communicate with their logistics partners.

About Descartes

The Descartes Systems Group Inc. is a leading provider of on-demand, software-as-a-service (SaaS) delivery management solutions for transportation, logistics, manufacturing, retail, distribution and service provider enterprises. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, rate management, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. Descartes offers solutions that can be deployed as traditional applications or as a service to help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes solutions are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to Descartes’ broadened range of regulatory and compliance services; Descartes’ ability to drive further value for customers as a result of its acquisition of ViaSafe; Descartes providing additional details in respect of the transaction when Q1FY07 results are released; and other matters relating to the acquisition of ViaSafe. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, variances between ViaSafe’s actual financial results and Descartes’ preliminary estimates of such financial results for unaudited periods; Descartes’ ability to sell additional Global Logistics Network services to ViaSafe’s customers and additional ViaSafe services to Descartes’ customers; Descartes’ ability to integrate ViaSafe’s business, operations and customers with Descartes’ business, operations and customers; applicable laws and regulations governing disclosure of information in connection with acquisitions; the ability to attract and retain key personnel; variances in revenues from quarter to quarter; departures of key customers; recent increases in fuel prices; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 20-F for the fiscal year ended January 31, 2005. If any such risks actually occur, they could materially adversely affect our business, financial condition, ability to raise capital or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

Contact Information

Mary Meldrum

The Descartes Systems Group Inc.

(519) 746-8110 x2577

investor@descartes.com